EXHIBIT 12.2

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended	Year Ended December 31,
(dollars in millions)	March 31, 2018	2017	2016	2015	2014	2013(2)
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$501	$1,912	$1,534	$1,263	$1,268	($3,468)
Fixed charges	257	813	573	510	417	499
Total Adjusted Earnings	$758	$2,725	$2,107	$1,773	$1,685	($2,969)

Computation of Fixed Charges:
Interest expense	$237	$747	$508	$452	$363	$443
Portion of net rental expense deemed representative of interest (1)	13	52	51	51	54	56
Preferred distribution	7	14	14	7	—	—
Total Fixed Charges	$257	$813	$573	$510	$417	$499

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.9	3.3	3.7	3.5	4.0	(5.9)

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).